SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Steel Connect, Inc.

(NAME OF THE ISSUER)

Steel Connect, Inc.

Steel Partners Holdings L.P.

SP Merger Sub, Inc.
Handy & Harman Ltd.
WHX CS Corp.
Steel Partners, Ltd.
SPH Group LLC
SPH Group Holdings LLC
Steel Partners Holdings GP, Inc.
Steel Excel Inc.
Warren G. Lichtenstein
Jack L. Howard

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

858098106

(CUSIP Number of Class of Securities)

Steel Connect, Inc. Attn: Jason Wong 2000 Midway Ln Smyrna, Tennessee 37167 (914) 461-1276	Steel Partners Holdings L.P. Attn: Maria Reda 590 Madison Avenue, 32nd Floor New York, New York 10022 (212) 520-2300

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Colin J. Diamond Andrew J. Ericksen Adam Cieply White & Case LLP 1221 Avenue of the Americas New York, New York 10020-1095 (212) 819-8754	Victor H. Boyajian Ira L. Kotel Ilan Katz Dentons US LLP 22 Little West 12th Street New York, New York 10014 (212) 376-7800	Brian H. Blaney Alan I. Annex Greenberg Traurig, LLP 333 SE 2nd Avenue, Suite 4400 Miami, Florida 33131 (602) 445-8322

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the SEC nor any state securities regulatory agency has approved or disapproved the Merger, passed upon the merits or fairness of the Merger or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 4 to Rule 13E-3 Transaction Statement, together with the exhibits hereto (as amended, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) as a final amendment pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, by: (i) Steel Connect, Inc., a Delaware corporation (the “Company” or “Steel Connect”), and the issuer of the shares of common stock, par value $0.01 per share (the “Common Stock”) that are subject to the Rule 13e-3 transaction; (ii) Steel Partners Holdings L.P., a Delaware limited partnership (“Parent” or “Steel Partners”); (iii) SP Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Parent Parties”), (iv) Handy & Harman Ltd., a Delaware limited company, (v) WHX CS Corp., a Delaware corporation, (vi) Steel Partners, Ltd., a Delaware limited company, (vii) SPH Group LLC, a Delaware limited liability company, (viii) SPH Group Holdings LLC, a Delaware limited liability company, (ix) Steel Partners Holdings GP, Inc., a Delaware corporation, (x) Steel Excel Inc., a Delaware incorporation, (xi) Warren G. Lichtenstein, an individual, and (xii) Jack L. Howard, an individual. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated June 12, 2022 (the “Merger Agreement”), by and among the Company and the Parent Parties, which contemplated Merger Sub merging with and into the Company, with the Company continuing as the surviving entity and becoming a private, wholly owned subsidiary of Parent..

On November 15, 2022, Parent terminated the Merger Agreement following the failure to receive the affirmative vote of a majority of the outstanding shares of Common Stock of the Company not owned, directly or indirectly, by the Parent Parties, any other officers or directors of the Company or any other person having any equity interest in, or any right to acquire any equity interest in, Merger Sub or any person of which Merger Sub is a direct or indirect subsidiary, as required pursuant to the terms of the Merger Agreement. As a result of the termination, Steel Connect will not become a wholly owned subsidiary of Steel Partners and will remain a publicly traded company on the Nasdaq Capital Market under the symbol “STCN.”

By filing this Transaction Statement, the Filing Persons hereby withdraw the Schedule 13E-3 that was filed with the SEC on July 8, 2022, Amendment No. 1 to Schedule 13E-3 that was filed with the SEC on August 3, 2022, Amendment No. 2 to Schedule 13E-3 that was filed with the SEC on August 11, 2022 and Amendment No. 3 that was filed with the SEC on August 16, 2022.

SIGNATURes

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2022

STEEL CONNECT, INC.

By:	/s/ Jason Wong
Name:	Jason Wong
Title:	Senior Vice President and Treasurer

STEEL PARTNERS HOLDINGS L.P.

By:	Steel Partners Holdings GP Inc., its general partner

By:	/s/ Jack L. Howard
Name:	Jack L. Howard
Title:	President

SP MERGER SUB, INC.

By:	/s/ Gordon A. Walker
Name:	Gordon A. Walker
Title:	President

HANDY & HARMAN LTD.

By:	/s/ Jason Wong
Name:	Jason Wong
Title:	Senior Vice President

WHX CS CORP.

By:	/s/ Jason Wong
Name:	Jason Wong
Title:	Senior Vice President

STEEL PARTNERS, LTD.

By:	/s/ Jack L. Howard
Name:	Jack L. Howard
Title:	President

SPH GROUP LLC

By:	Steel Partners Holdings GP Inc., its managing member

By:	/s/ Jack L. Howard
Name:	Jack L. Howard
Title:	President

SPH GROUP HOLDINGS LLC

By:	Steel Partners Holdings GP Inc., its Manager

By:	/s/ Jack L. Howard
Name:	Jack L. Howard
Title:	President

STEEL PARTNERS HOLDINGS GP INC.

By:	/s/ Jack L. Howard
Name:	Jack L. Howard
Title:	President

STEEL EXCEL, INC.

By:	/s/ Jason Wong
Name:	Jason Wong
Title:	Senior Vice President

WARREN G. LICHTENSTEIN

/s/ Warren G. Lichtenstein

JACK L. HOWARD

/s/ Jack L. Howard

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